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Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	17:45 19-Sep-08
Number	9198D17

RNS Number : 9198D
Trinity Mirror PLC
19 September 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Trinity Mirror Plc**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):____________	
3. Full name of person(s) subject to	**Schroders plc**

notification obligation:	
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**18.09.08**
6. Date on which issuer notified:	**19.09.08**
7. Threshold(s) that is/are crossed or reached:	**13 - 14%**

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
Ordinary GB0009039941	36,778,325	36,028,787	38,555,522	N/A	37,605,984	N/A	14.59%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
37,605,984	14.59%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Schroder Investment Management Limited - 37,271,956 (14.46%) Schroder & Co Limited - 334,028 (0.13%)

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.
14 Contact name:	Taryn O'Donoghue
15. Contact telephone name:	020 7658 2959

This information is provided by RNS
The company news service from the London Stock Exchange

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